Exhibit 99.1

Dolphin Limited Partnership III, L.P.

December 8, 2008

Multimedia Games, Inc.
The Nominating and Corporate Governance Committee
Mr. Emanuel R. Pearlman, Chairman
Mr. Michael Maples, Chairman of the Board
Mr. Robert D. Repass
6 Wild Basin Road
Austin, TX 78746

Gentlemen:

As you know, Dolphin Limited Partnership III, L.P., together with its affiliates (“Dolphin”), has been a significant and constructive shareholder of Multimedia Games, Inc. (“MGAM”) for over two years.  As early as April, 2008 we discussed Dolphin’s belief that the addition of another shareholder representative to the Board of MGAM would be beneficial for the Company and its shareholders.  As you know, Dolphin has a long history of positive efforts to increase value on behalf of all shareholders in other public companies.

On September 3, 2008 Dolphin formally delivered a letter to the Board voluntarily placing its representative in nomination.  Since then, there have been numerous substantive discussions regarding the addition of Dolphin’s representative to the Board.  As you know, Dolphin’s representative has met with the directors and members of senior management and has been fully vetted and approved by the Nominating and Corporate Governance Committee (the “Committee”).  In addition, Dolphin believes it has forged a positive relationship with the CEO.  Dolphin was notified through the CEO in a conversation last week that the Chairman of the Board (and a member of the Committee) supported a plan to have Dolphin’s nominee approved by the Committee and to then submit Dolphin’s nominee for approval by the full Board prior to a telephonic meeting of the Board originally expected to be held before the Company’s fourth quarter conference call in the first half of December.  In fact, the CEO discussed making arrangements for Dolphin’s representative to receive the Board materials from both the last meeting and the next meeting.  In a departure from the Company’s normal meeting cycle, we were informed that the Company’s proxy statement would likely be mailed in the January time frame for a March meeting, as opposed to May.  We understand that the Board has still not determined when the shareholder meeting will be held.

Three months after Dolphin’s September 3rd letter, Dolphin was disappointed to learn that the Committee did not act as it had previously indicated.  On the evening of Thursday December 4th, Dolphin was informed that due to scheduling conflicts, the Board is not expected to meet until January, 2009.  At the same time Dolphin was further advised without explanation that while the Committee has informed Dolphin of its intent to include the Dolphin nominee in the Company’s slate for the 2009 Annual Meeting, the Dolphin representative will not be added to the Board until voted on at the 2009 Annual Meeting, the date of which has yet to be determined.  Further, Dolphin has neither been provided nor received anything in writing to confirm the Committee’s approval of the Dolphin nominee for inclusion in the 2009 slate, nor have we received written confirmation that proxies will be solicited for Dolphin’s nominee in the same manner as all other director nominees and with the full support of the current Board and its continuing members.

156 West 56th Street ▪ New York, New York 10019 ▪ Phone: 212-488-1590 ▪ partners@dol-fin.com

The Committee’s handling of this process has raised significant concerns in our mind as to its intentions.  We would expect and trust that the Committee and the Board will clarify the current status without delay to assuage such concerns.  We reiterate our strong belief that it is in the best interest of all shareholders for Dolphin’s nominee to be added to the Board as soon as possible and with the full support of the Board and its continuing members.  We have previously expressed our view on the current market price of the shares, and we believe it is imperative that Dolphin’s nominee be seated before critical business issues are reviewed and acted upon at the upcoming meetings, including reviews of the 2009 budget and capital spending plans.

As you know, Dolphin owns over 7% of MGAM and receipt of one seat on the Board was a constructive compromise offered in order to move the Company forward as quickly as possible.  As I’m sure you can appreciate, given the already lengthy process, and the still hazy status, absent an appropriate near term written clarification from the Committee and the Board, Dolphin will feel free to pursue additional avenues to enhance the investment of all shareholders.  While Dolphin was advised on December 4th that a representative of the Committee would be communicating with Dolphin, there have been no further communications from the Committee addressing the apparent change or the status of the process as of the close of business today.  We hope to hear from the Committee regarding this matter expeditiously.

.

Very truly yours,

Dolphin Limited Partnership III, L.P.

cc:  Anthony Sanfilippo, Chief Executive Officer